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Exhibit 99.9

        news release

INCO BID FOR FALCONBRIDGE FAILS TO MEET MINIMUM
TENDER CONDITION OF 50.01%
Falconbridge Board of Directors to Review Alternatives

TORONTO, ONTARIO, July 28, 2006 — Falconbridge Limited ("Falconbridge") (TSX:FAL)(NYSE:FAL) today reported that Inco Limited ("Inco") has advised Falconbridge that Inco has received less than 50.01% of all the outstanding common shares of Falconbridge and has not succeeded in its bid to acquire Falconbridge. Inco has elected not to extend its offer for Falconbridge.

As a result of Inco not extending its offer and in light of the failure to acquire the necessary minimum tender from Falconbridge shareholders, the support agreement between Inco and Falconbridge has been terminated and a payment of US$150 million is now payable to Inco. In the event that Xstrata plc's offer for Falconbridge is successful, a further US$300 million will be payable to Inco.

The Falconbridge Board of Directors will meet to review these latest developments, including the implications of Xstrata having stated its intention to acquire up to 5% of the common shares of Falconbridge through market purchases, as well as Xstrata's having been granted approval by Investment Canada to proceed with its proposed acquisition of Falconbridge. The Board will provide Falconbridge shareholders with a formal recommendation thereafter.

As a result of these developments, the sale of Falconbridge's Nikkelverk refinery to LionOre Mining International Ltd. will not proceed, as this sale was contingent on the successful acquisition of Falconbridge by Inco.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Denis Couture, Senior Vice-President, Investor Relations,
Communications and Public Affairs
(416) 982-7020
(416) 982-7242 (FAX)
denis.couture@falconbridge.com
www.falconbridge.com

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INCO BID FOR FALCONBRIDGE FAILS TO MEET MINIMUM TENDER CONDITION OF 50.01% Falconbridge Board of Directors to Review Alternatives